Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 10, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 10, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

The Company Trying to Make Clean Power Cheap Enough to Win

Issued on behalf of General Fusion Inc.

Companies mentioned: General Fusion Inc. (proposedNasdaq: GFUZ via Spring Valley Acquisition Corp. III (NASDAQ: SVAC)), Oklo Inc. (NYSE: OKLO), NuScale Power Corporation (NYSE: SMR), Nano Nuclear Energy Inc. (NASDAQ: NNE), Spring Valley Acquisition Corp. III (NASDAQ: SVAC)

KEY TAKEAWAYS

A major third-party recognition just arrived. General Fusion was ranked first on TIME's list of the World's Top GreenTech Companies of 2026, a recognition that puts the fusion-energy developer at the center of one of the most closely watched races in clean power.

This is not just a science story anymore. General Fusion says its world-first Lawson Machine 26, or LM26, is already in operation and is designed to pursue key technical milestones on the road to practical magnetized target fusion at a commercially relevant scale.

The public-markets angle matters. General Fusion is advancing towards its previously announced proposed business combination with Spring Valley Acquisition Corp. III, a transaction the company says would position it to become the first publicly traded pure-play fusion company.

The broader power-and-decarbonization trade is active. Exchange-listed names tied to next-generation nuclear and clean-power infrastructure, including Oklo, Inc., NuScale, Nano Nuclear Energy, and Spring Valley Acquisition Corp III continue to keep investor attention on the race to secure scalable, low-carbon electricity.

Retail investors now have a much easier story to follow. Between the TIME recognition, the LM26 machine, and the proposed path to the public markets, General Fusion has moved beyond abstract "fusion someday" language and into a narrative built around milestones, hardware, and execution.

VANCOUVER, BC, June 10, 2026 /PRNewswire/ -- Equity Insider News Commentary — Clean energy stories often sound impressive right up until investors ask the obvious question: can this actually scale, and can it ever make economic sense? General Fusion is betting that fusion does not need to stay in the realm of science-fiction headlines forever. The Vancouver-based company just landed the top spot on TIME's list of the World's Top GreenTech Companies of 2026 at a moment when it is also advancing toward the public markets through its proposed business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC).

That combination of third-party recognition, visible hardware progress, and a live capital-markets path is part of what makes this story stand out. Rather than asking investors to simply believe in the distant promise of fusion, General Fusion is trying to show that its approach has moved into a more concrete phase, with a real machine, a defined technical roadmap, and a transaction that could make it one of the first pure-play fusion names available to public-market investors.

Why TIME's Ranking Matters

General Fusion was selected from more than 8,300 applicants worldwide for TIME's 2026 GreenTech ranking, which was produced with Statista. The company said the recognition reflects both the innovation behind its fusion technology and the execution it has shown as it pushes toward commercialization.

That matters because fusion remains one of the hardest areas in energy for investors to handicap. The opportunity is enormous if anyone can deliver reliable, zero-carbon baseload electricity at scale, but the sector has also spent decades burdened by long timelines and skepticism. A high-profile ranking from TIME does not solve the engineering challenge, but it does provide a credible outside signal that General Fusion is being taken seriously as one of the leading companies in the field.

The Big Idea Behind General Fusion

General Fusion is pursuing Magnetized Target Fusion, or MTF, which the company presents as a more practical route to commercial fusion power. According to the company, the approach is designed to avoid the need for superconducting magnets and high-powered lasers while allowing the use of existing materials to build durable machines that could ultimately produce cost-effective energy.

That practical-engineering angle is central to the investment story. Fusion has always captured attention because of its potential to deliver clean, abundant energy, but General Fusion's pitch is that the winner in this market may not be the company with the most elegant physics on paper. It may be the one that can build something durable, repeatable, and economically viable enough to plug into the real-world power system.

More information on the company's technology, commercialization approach, and long-term energy thesis can be found on the General Fusion homepage.

LM26: The Machine Investors Can Actually Point To

One of the most important parts of the latest General Fusion story is that there is a visible machine at the center of it. The company says it designed, built, and began operating Lawson Machine 26, or LM26, in under two years, describing it as the world's first Magnetized Target Fusion demonstration machine built at a commercially relevant scale.

According to the company, LM26 mechanically compresses plasma with a lithium liner at 50% commercial-scale diameter. It is intended to pursue several major technical milestones, beginning with plasma heating to 1 keV, then 10 keV, and ultimately the Lawson criterion, which refers to the combination of fusion parameters needed to produce net fusion energy in the plasma.

For retail investors, this is where the story gets easier to track. Instead of watching only concept slides and future aspirations, the market now has an operating demonstration machine and a sequence of milestones to follow. That does not remove the technical risk, but it gives the story a much more tangible shape.

The Race to Go Public

General Fusion announced in January 2026 that it plans to go public through a proposed business combination with Spring Valley Acquisition Corp. III. Reuters reported that the transaction was valued at roughly $1 billion, and the company said it expects to list on Nasdaq under the ticker GFUZ if the deal closes.

The company has framed the transaction as a way to secure the capital needed to continue operating LM26 and pursue the milestones required to move toward a first-of-a-kind plant. According to both company materials and outside reporting, the deal would make General Fusion one of the first publicly traded pure-play fusion companies, a milestone that could bring a new class of retail investors into a sector that has largely remained private.

Of course, the SPAC path comes with the usual caveats. General Fusion's own materials include extensive forward-looking statement disclosures, and the proposed business combination remains subject to regulatory review, shareholder approval, market conditions, and other customary risks described in the SEC materials.

The Broader Energy Tape

General Fusion is not building in a vacuum. Investor interest in advanced nuclear, fusion, and next-generation clean-power infrastructure has remained elevated as electricity demand climbs and energy security has moved back to the center of policy and capital-markets conversations.

Oklo Inc. (NYSE: OKLO) remains one of the most visible publicly traded advanced-nuclear names in the market. Recent investor commentary has focused on the company's licensing work with the U.S. Nuclear Regulatory Commission and its ambition to bring a commercial unit online later this decade, helping keep the stock in the middle of the new-nuclear conversation.

NuScale Power Corporation (NYSE: SMR) continues to serve as one of the better-known public proxies for investor interest in next-generation nuclear infrastructure. Spring Valley Acquisition Corp.'s earlier business combination with NuScale is also part of the reason General Fusion's proposed business combination with Spring Valley Acquisition Corp. III carries added credibility in the clean-energy SPAC lane.

Nano Nuclear Energy Inc. (NASDAQ: NNE) has become another closely watched name in the emerging advanced-reactor trade. As investors search for scalable, low-carbon baseload power solutions, companies promising smaller, more flexible reactor architectures have stayed on the radar alongside fusion developers.

Spring Valley Acquisition Corp. III (NASDAQ: SVAC) is not a power producer, but it is central to this story because it is the listed vehicle General Fusion plans to merge with. Spring Valley Acquisition Corp. III describes itself as focused on power infrastructure and decarbonization, and its management's track record in prior energy-related combinations is part of what has kept attention on the proposed deal.

Why This Story Can Travel

The reason this article has pickup potential is that the General Fusion story taps into several narratives at once. It is a clean-energy story, a climate story, a power-demand story, a commercialization story, and a public-markets story all rolled into one.

At the same time, the company is careful to frame fusion as an engineering and execution challenge, not a guaranteed breakthrough. CEO Greg Twinney said the company's TIME recognition reflects both its technology and its execution, while also emphasizing that practical fusion power will depend on disciplined investment and a clear path to commercialization.

That balance matters. It keeps the article from sounding like a moonshot fantasy while preserving the part that makes fusion compelling in the first place: if a company can build reliable, cost-effective fusion power, the implications for electricity markets, decarbonization, and energy security would be enormous.

Why Retail Investors May Care

Retail investors have spent years hearing that fusion is always a decade away. What makes General Fusion's latest update more interesting is that it gives the market a cleaner framework for following the story: outside validation from TIME, a named machine already in operation, specific technical milestones, and a defined route to the public markets through Spring Valley Acquisition Corp. III.

That does not make the company low-risk. Fusion remains an extraordinarily difficult technical and commercial challenge, and General Fusion's own cautionary language makes that clear. But for investors willing to follow long-duration technology stories, this is one of the more concrete and visible fusion narratives currently developing.

For more on the company's mission and technology, readers can visit the General Fusion homepage.

About General Fusion Inc.

General Fusion is pursuing a fast and practical approach to commercial fusion energy and is headquartered in Vancouver, Canada. The company was established in 2002 and says it is funded by a global syndicate of leading energy venture capital firms, industry leaders, and technology pioneers.

The company announced in January 2026 that it plans to go public through the proposed business combination with Spring Valley Acquisition Corp. III. Additional company information is available at the General Fusion homepage.

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USA News Group is a wholly-owned subsidiary of Market IQ Media Group, Inc. ("MIQ"). This article is being distributed by USA News Group on behalf of MIQ. MIQ has been paid a fee for General Fusion Inc. advertising and digital media from Creative Direct Marketing Group ("CDMG").This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this article or email as the basis for any investment decision. MIQ does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III (NASDAQ: "SVAC") but reserves the right to buy and sell shares of the company at any time. We also expect further compensation as an ongoing digital media effort to increase visibility for the company.; This disclaimer serves as notice that all material disseminated by MIQ has been reviewed and approved on behalf of General Fusion Inc. by CDMG; this is a digital media distribution. Eagle Eye is a free investor-signal research tool owned and operated by MIQ; references to it in this article are promotion of an MIQ product, not independent endorsement, and Eagle Eye does not provide investment advice.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC, General Fusion Inc.'s ("General Fusion"), or their respective management teams' expectations concerning General Fusion's plan to go public through a business combination with SVAC (the transactions contemplated by the business combination, collectively, the "Proposed Business Combination") and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion's LM26 program; the ability to execute General Fusion's strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the "Business Combination Agreement") by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion's research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion's ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the "Risk Factors" section of SVAC's final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the "Final Prospectus"); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended (the "Registration Statement"), which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC's public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (the "Proxy Statement"). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC's shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC's shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

SOURCE Equity Insider

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.